                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               HADSON CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    40501V101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


     John R. McCall, Executive Vice President, General Counsel and Corporate Secretary, LG&E Energy Corp., 220 W. Main Street, P.O. Box 32030, Louisville,
                            KY 40232, (502) 627-2000
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 15, 1995
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: This statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 12

                                 AMENDMENT NO. 1
                                      TO
                                  SCHEDULE 13D

- ---------------------------                         ----------------------------
 CUSIP No.  40501V101                                          Page 2
- ---------------------------                         ----------------------------
- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LG&E ENERGY CORP., IRS-ID: 61-1174555
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /x/


- --------------------------------------------------------------------------------
 3   SEC USE ONLY


- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC, AF

- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    / /


- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     KENTUCKY

- --------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                                                 0
            SHARES
                            ----------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER
                                                                 0
           OWNED BY
                            ----------------------------------------------------
             EACH             9     SOLE DISPOSITIVE POWER
                                                                 0
           REPORTING
                            ----------------------------------------------------
            PERSON            10    SHARED DISPOSITIVE POWER
                                                                 0
             WITH                   (IMMEDIATELY PRIOR TO THE MERGER DISCUSSED
                                    HEREIN, THIS REPORTING PERSON, TOGETHER
                                    WITH ITS WHOLLY-OWNED SUBSIDIARIES,
                                    BENEFICIALLY OWNED 16,708,616 SHARES. AS
                                    A RESULT OF THE MERGER, SUCH SHARES WERE
                                    CANCELLED AND NEW, UNREGISTERED SHARES OF
                                    COMMON STOCK OF ISSUER, AS THE SURVIVING
                                    CORPORATION FOLLOWING THE MERGER, WERE
                                    ISSUED AND ALL OF WHICH, CONSISTING OF
                                    1,000 SHARES OF COMMON STOCK, ARE
                                    BENEFICIALLY OWNED BY THIS REPORTING PERSON,
                                    TOGETHER WITH ITS WHOLLY-OWNED
                                    SUBSIDIARIES.)

- --------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,708,616

- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% OF NEW, UNREGISTERED SHARES OF COMMON STOCK OF ISSUER. IMMEDIATELY
     PRIOR TO THE EFFECTIVE TIME OF THE MERGER DISCUSSED HEREIN, THIS REPORTING PERSON BENEFICIALLY OWNED 65.0%, BASED UPON THE NUMBER OF OUTSTANDING
     SHARES OF COMMON STOCK AS REPORTED BY ISSUER IN ITS QUARTERLY REPORT ON
     FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1995. ALL SUCH SHARES WERE CANCELLED IN THE MERGER AND NEW UNREGISTERED SHARES OF COMMON STOCK OF
     THE ISSUER WERE ISSUED.
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     HC; CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                      TO
                                  SCHEDULE 13D


- ---------------------------                        -----------------------------
 CUSIP No. 40501V101                                           Page 3
- ---------------------------                        -----------------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LG&E GAS SYSTEMS INC. (F/K/A CAROUSEL HOLDING CORPORATION)
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  /x/


- --------------------------------------------------------------------------------
 3   SEC USE ONLY



- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC, AF

- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    / /


- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

- --------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                                                 0
            SHARES
                            ----------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER
                                                                 0
           OWNED BY
                            ----------------------------------------------------
             EACH             9     SOLE DISPOSITIVE POWER
                                                                 0
           REPORTING
                            ----------------------------------------------------
            PERSON            10    SHARED DISPOSITIVE POWER
                                                                 0
            WITH                    (IMMEDIATELY PRIOR TO THE MERGER DISCUSSED
                                    HEREIN, THIS REPORTING PERSON, TOGETHER
                                    WITH ITS WHOLLY-OWNED SUBSIDIARIES,
                                    BENEFICIALLY OWNED 16,708,616 SHARES. AS
                                    A RESULT OF THE MERGER, SUCH SHARES WERE
                                    CANCELLED AND NEW, UNREGISTERED SHARES OF
                                    COMMON STOCK OF ISSUER, AS THE SURVIVING
                                    CORPORATION FOLLOWING THE MERGER, WERE
                                    ISSUED AND ALL OF WHICH, CONSISTING OF
                                    1,000 SHARES OF COMMON STOCK, ARE
                                    BENEFICIALLY OWNED BY THIS REPORTING PERSON,
                                    TOGETHER WITH ITS WHOLLY-OWNED
                                    SUBSIDIARIES.)

- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,708,616

- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% OF NEW, UNREGISTERED SHARES OF COMMON STOCK OF ISSUER. IMMEDIATELY
     PRIOR TO THE EFFECTIVE TIME OF THE MERGER DISCUSSED HEREIN, THIS REPORTING PERSON BENEFICIALLY OWNED 65.0%, BASED UPON THE NUMBER OF OUTSTANDING
     SHARES OF COMMON STOCK AS REPORTED BY ISSUER IN ITS QUARTERLY REPORT ON
     FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1995. ALL SUCH SHARES WERE CANCELLED IN THE MERGER AND NEW UNREGISTERED SHARES OF COMMON STOCK OF
     THE ISSUER WERE ISSUED.
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     HC; CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                                PAGE 4


                                  INTRODUCTION


     This Statement constitutes the first amendment to the initial Schedule 13D dated February 10, 1995 and filed on February 21, 1995 for the following reporting persons: LG&E Energy Corp. ("LG&E Energy"), Carousel Holding Corporation ("Parent") and Carousel Acquisition Corporation ("Carousel"). Since the date of the initial filing, certain material changes have occurred in the facts reported in the Schedule 13D. On May 15, 1995 the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 10, 1995 between LG&E Energy, Carousel and Issuer were consummated and Carousel was merged with and into Issuer with Issuer as the surviving corporation (the "Merger"). As a result, Parent is now the owner of all of the outstanding common stock of the Issuer. Secondly, Parent amended its articles of incorporation to change its name to LG&E Gas Systems Inc. As a result, the reporting persons on this amended Schedule 13D are LG&E Energy and Parent (using its new name) (each a "Reporting Person" and collectively, the "Reporting Persons"). Immediately prior to the effective time of the Merger, Parent acquired 16,708,616 shares of Issuer's Common Stock (which is an immaterial increase from the figure of 16,708,607 shares originally reported on this Schedule 13D). Upon the Merger becoming effective, all the shares of Issuer's Common Stock beneficially owned by the Reporting Persons ceased to be outstanding and were canceled pursuant to Section 4.1(c) of the Merger Agreement. All other Common Stock of the Issuer outstanding prior to the Merger was converted into the right to receive $2.75 per share of Common Stock in accordance with the Merger Agreement. Therefore, the ownership interest of the Reporting Persons was reduced to 0% on May 15, 1995. As a result of the Merger, the shares of common stock of Carousel outstanding immediately prior to the Merger, all of which were owned by Parent, were converted into an equal number of shares of the Issuer, the surviving corporation after the Merger. All of the Issuer's currently outstanding common stock is now owned by Parent. As required by General Instruction C, information is given with respect to the executive officers and directors of each Reporting Person and each person controlling each Reporting Person (collectively, the "Related Parties").

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Issuer's Common Stock, $.01 par value. The Issuer is Hadson Corporation and its principal executive offices are located at 2777 Stemmons Freeway, Suite 700, Dallas, Texas 75207.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c), (f) This Statement is filed on behalf of each Reporting Person. Set forth below is the name, state of organization, principal business, address of its principal business and address of its principal office for each Reporting
Person:


                  State of                                        Address of            Address of
Name            Organization       Principal Business         Principal Business     Principal Office
- ----            ------------       ------------------         ------------------     ----------------
LG&E Energy     Kentucky           Exempt utility             220 W. Main Street     220 W. Main Street
Corp.                              holding company            P.O. Box 32030         P.O. Box 32030
                                   that owns and              Louisville, KY 40232   Louisville, KY 40232
                                   operates diversified
                                   energy services
                                   businesses

                                                              220 W. Main Street     220 W. Main Street
LG&E Gas        Delaware           Parent company             P.O. Box 32030         P.O. Box 32030
Systems Inc.                       of Issuer                  Louisville, KY 40232   Louisville, KY 40232

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                                PAGE 5


     Each Related Party is a citizen of the United States. The name, business address and principal occupation of each Related Party, each of whom is a natural person, is set forth below:


Name                                  Business Address                     Principal Occupation
- ----                                  ----------------                     --------------------
LG&E ENERGY CORP.
  Roger W. Hale                       220 W. Main Street                   President and Chief Executive
  Chairman of the Board, President    P.O. Box 32030                       Officer, LG&E Energy
  and Chief Executive Officer         Louisville, Kentucky  40232

  William C. Ballard, Jr.             220 W. Main Street                   Of Counsel, Greenebaum Doll &
  Director                            P.O. Box 32030                       McDonald (Legal Affairs),
                                      Louisville, Kentucky  40232          Louisville, KY

  Owsley Brown II                     220 W. Main Street                   President and CEO, Brown-Forman
  Director                            P.O. Box 32030                       Corporation (Consumer Products),
                                      Louisville, Kentucky  40232          Louisville, KY

  S. Gordon Dabney                    220 W. Main Street                   President, Standard Foods, Inc.
  Director                            P.O. Box 32030                       (Food Processing), Louisville, KY
                                      Louisville, Kentucky  40232

  Gene P. Gardner                     220 W. Main Street                   Chairman, Beaver Dam Coal Company
  Director                            P.O. Box 32030                       (Coal Properties), Louisville, KY
                                      Louisville, Kentucky  40232

  J. David Grissom                    220 W. Main Street                   Chairman, Mayfair Capital, Inc.
  Director                            P.O. Box 32030                       (Investments), Louisville, KY
                                      Louisville, Kentucky  40232

  David B. Lewis                      220 W. Main Street                   Chairman and founding partner,
  Director                            P.O. Box 32030                       Lewis, White & Clay, a
                                      Louisville, Kentucky  40232          Professional Corporation (Legal
                                                                           Affairs), Detroit, MI

  Anne McNamara                       220 W. Main Street                   Senior Vice President,
  Director                            P.O. Box 32030                       Administration and General
                                      Louisville, Kentucky  40232          Counsel, AMR Corporation (Airline
                                                                           Holding Company) and American
                                                                           Airlines Inc., Dallas, TX

  T. Ballard Morton, Jr.              220 W. Main Street                   Executive in Residence, University
  Director                            P.O. Box 32030                       of Louisville, College of Business
                                      Louisville, Kentucky  40232          and Public Administration (Higher
                                                                           Education), Louisville, KY

  Dr. Donald C. Swain                 220 W. Main Street                   President, University of
  Director                            P.O. Box 32030                       Louisville (Higher Education),
                                      Louisville, Kentucky  40232          Louisville, KY

  Edward J. Casey, Jr.                220 W. Main Street                   Group President, LG&E Energy
  Executive Officer                   P.O. Box 32030                       Services, LG&E Energy
                                      Louisville, Kentucky  40232


                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                                PAGE 6




Name                                  Business Address                     Principal Occupation
- ----                                  ----------------                     --------------------
LG&E ENERGY CORP. (CONT.)
  John R. McCall                      220 W. Main Street                   Executive Vice President, General
  Executive Officer                   P.O. Box 32030                       Counsel and Corporate Secretary,
                                      Louisville, Kentucky  40232          LG&E Energy, Louisville Gas and
                                                                           Electric Company

  Stephen R. Wood                     220 W. Main Street                   Executive Vice President and Chief
  Executive Officer                   P.O. Box 32030                       Administrative Officer, LG&E
                                      Louisville, Kentucky  40232          Energy

  Charles A. Markel III               220 W. Main Street                   Corporate Vice President-Finance
  Executive Officer                   P.O. Box 32030                       and Treasurer, LG&E Energy,
                                      Louisville, Kentucky  40232          Louisville Gas & Electric Company

  Paul W. Thompson                    220 W. Main Street                   Vice President-Business
  Executive Officer                   P.O. Box 32030                       Development, LG&E Energy
                                      Louisville, Kentucky  40232

  Chris Hermann                       220 W. Main Street                   Vice President and General
  Executive Officer                   P.O. Box 32030                       Manager-Wholesale Electric
                                      Louisville, Kentucky  40232          Business, LG&E Energy Services,
                                                                           Louisville Gas & Electric Company

  Victor A. Staffieri                 220 W. Main Street                   President, Louisville Gas and
  Executive Officer                   P.O. Box 32030                       Electric Company
                                      Louisville, Kentucky  40232

  David R. Carey                      220 W. Main Street                   Senior Vice President-Operations,
  Executive Officer                   P.O. Box 32030                       Louisville Gas and Electric
                                      Louisville, Kentucky  40232          Company

  M. Lee Fowler                       220 W. Main Street                   Vice President and Controller,
  Executive Officer                   P.O. Box 32030                       Louisville Gas and Electric
                                      Louisville, Kentucky  40232          Company

  Wendy C. Heck                       220 W. Main Street                   Vice President-Information
  Executive Officer                   P.O. Box 32030                       Services, Louisville Gas and
                                      Louisville, Kentucky  40232          Electric Company

  Rebecca L. Holt                     220 W. Main Street                   Vice President-Gas Service
  Executive Officer                   P.O. Box 32030                       Business, Louisville Gas &
                                      Louisville, Kentucky  40232          Electric Company

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                                PAGE 7



LG&E GAS SYSTEMS INC.

  Roger W. Hale,                      220 W. Main Street                   Chairman of the Board, President
  Chairman                            P.O. Box 32030                       and Chief Executive Officer,
                                      Louisville, Kentucky 40232           LG&E Energy

  Edward J. Casey, Jr.,               220 W. Main Street                   Group President, LG&E Energy
  President and                       P.O. Box 32030                       Services, LG&E Energy
  Director                            Louisville, Kentucky 40232

  John R. McCall,                     220 W. Main Street                   Executive Vice President, General
  Director and Secretary              P.O. Box 32030                       Counsel and Corporate Secretary,
                                      Louisville, Kentucky 40232           LG&E Energy, Louisville Gas and
                                                                           Electric Company

  Charles A. Markel III,              220 W. Main Street                   Corporate Vice President-Finance
  Vice President and Treasurer        P.O. Box 32030                       and Treasurer, LG&E Energy,
                                      Louisville, Kentucky 40232           Louisville Gas & Energy Company


     (d) and (e)    No Reporting Person or Related Party has, during the last
five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Santa Fe Securities Purchase Agreement dated February 10, 1995 between LG&E Energy, Carousel and Santa Fe Energy Resources ("Santa Fe"), on May 15, 1995 LG&E Energy and Parent paid an aggregate purchase price of $55.25 million for all of the securities being purchased and sold thereunder (which are listed in Item 4), including without limitation 10,395,665 shares of Issuer's Common Stock.

     Pursuant to the Prudential Securities Purchase Agreement dated February 10, 1995 between LG&E Energy, Carousel and Prudential, on May 15, 1995, LG&E Energy and Parent paid an aggregate purchase price of $63 million (excluding accrued interest) for all of the securities purchased and sold thereunder (which are listed in Item 4), including without limitation 1,329,771 shares of Issuer's Common Stock and the rights and benefits in 4,983,180 shares of Issuer's Common Stock under the HP Trust.

     In addition, on May 15, 1995, LG&E Energy and Parent paid $2.75 per share (or approximately $24.8 million in the aggregate) to Liberty Bank and Trust Company of Oklahoma City, N.A., as exchange agent, for payment to holders of shares of Common Stock outstanding immediately prior to the Merger and placed $13,701 into escrow to be paid to holders of the Series B Preferred (as defined in Item 4) outstanding immediately prior to the Merger; (excluding shares acquired pursuant to the Santa Fe Securities Purchase Agreement and the Prudential Securities Purchase Agreement and certain other shares as described in Item 4). LG&E Energy and Parent also paid an aggregate of $92,134 to holders of options to acquire shares of Common Stock.

     In order to purchase all of the equity securities mentioned above, LG&E Energy and Parent utilized working capital and a loan from LG&E Energy Systems Inc., one of their affiliates.

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                                PAGE 8


ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons entered into the transactions reported herein to obtain ownership and control of all voting securities of Issuer, with the effect that Issuer will become an individual wholly-owned subsidiary of LG&E Energy pursuant to the merger of Carousel with and into Issuer, with Issuer as the surviving corporation (the "Merger"). Issuer, LG&E Energy and Carousel entered into an Agreement and Plan of Merger, dated as of February 10, 1995 (the "Merger Agreement"), subject to the satisfaction of certain conditions, all of which were satisfied or waived. Pursuant to the Merger Agreement, Carousel was merged with and into Issuer, with Issuer as the surviving corporation and (i) each share of common stock of Carousel was converted into and became one fully-paid and nonassessable share of Common Stock of the surviving corporation, (ii) the shares of Common Stock consisting of treasury shares and shares beneficially owned by the Reporting Persons (including without limitation shares of the Issuers Common Stock held in the HP Trust) ceased to be outstanding and were canceled, (iii) each share of Common Stock of Issuer issued and outstanding immediately prior to the effective time (other than treasury shares and shares beneficially owned by the Reporting Persons, including without limitation shares of the Issuer's Common Stock held in the HP Trust) were converted into and became a right to receive $2.75 in cash, without any interest thereon, (iv) each share of Series A Preferred remained unchanged and outstanding and represents one share of Series A Preferred of the surviving corporation, (v) each share of Series B Preferred remained unchanged and outstanding and represents one share of Series B Preferred of the surviving corporation, (vi) the directors of Carousel immediately prior to the Merger's effectiveness became the directors of the surviving corporation and the executive officers of Issuer immediately prior to the Merger's effectiveness remain the executive officers of the surviving corporation; (vii) the certificate of incorporation of Issuer which was in effect immediately prior to the Merger became the certificate of incorporation of the surviving corporation and the bylaws of Carousel which were in effect immediately prior to the Merger became the bylaws of the surviving corporation, in either case until duly amended in accordance with applicable law; (viii) the Common Stock was delisted from the New York Stock Exchange, and (ix) the Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. A copy of the Merger Agreement was filed as Exhibit 2 to the initial Schedule 13D. Articles I, II, III, IV, VII, VIII, IX and X of the Merger Agreement are incorporated herein by reference. In accordance with its terms, the Series B Preferred Stock of Issuer will automatically convert into the right to receive cash after December 19, 1995.

     Pursuant to the Santa Fe Securities Purchase Agreement, on May 15, 1995, LG&E Energy purchased from Santa Fe (i) 10,395,665 shares of Issuer's Common Stock, (ii) 2,400,704 shares of Senior Cumulative Preferred Stock, Series A of Issuer (the "Series A Preferred") and (iii) $2.35 million in aggregate principal amount of 9% Junior Notes of Issuer. A copy of the Santa Fe Securities Purchase Agreement was filed as Exhibit 3 to the initial Schedule 13D. Articles 1, 2, 5, 6, 7 and 8 of the Santa Fe Securities Purchase Agreement are incorporated herein by reference.

     Pursuant to the Prudential Securities Purchase Agreement, on May 15, 1995 LG&E Energy purchased from Prudential (i) 1,329,771 shares of Issuer's Common Stock, (ii) the rights and benefits provided under the Agreement and Declaration of Trust (the "HP Trust"), dated December 14, 1993, by and among Issuer, Prudential, and Liberty Bank and Trust Company of

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                               PAGE 9


Oklahoma, N.A., in 4,983,180 shares of Issuer's Common Stock, (iii) 5,010 shares of Junior Exercisable Automatically Convertible Preferred Stock, Series B of Issuer (the "Series B Preferred") and (iv) $56.4 million in original aggregate principal amount of 8% Senior Secured Notes due 2003 of Issuer. A copy of the Prudential Securities Purchase Agreement was filed as Exhibit 4 to the initial
Schedule 13D. Articles 1, 2, 5, 6, 7 and 8 of the Prudential Securities Purchase Agreement are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)    Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of May 15, 1995 immediately prior to the Merger becoming effective:


                                                        Number of Shares
                                Number of Shares       Beneficially Owned
                               Beneficially Owned         With Shared              Aggregate Number
                              With Sole Voting and        Voting and                   of Shares            Percentage of Shares
Name                           Dispositive Power        Dispositive Power          Beneficially Owned        Beneficially Owned
- ----                           -----------------        -----------------          ------------------        ------------------
LG&E Energy Corp.               Not Applicable             16,708,616                  16,708,616                    0%*

LG&E Gas Systems Inc.           Not Applicable             16,708,616                  16,708,616                    0%*

     * Immediately prior to the effective time of the Merger discussed herein, this Reporting Person beneficially owned 65.0%, based upon the number of outstanding shares of Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                               PAGE 10


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit
Number    Description
- ------    -----------

1 Agreement, dated May 24, 1995, among Reporting Persons relating to filing of joint acquisition statement.

2 Agreement and Plan of Merger, dated as of February 10, 1995, among LG&E Energy, Carousel and Issuer (previously filed on February 21, 1995 as Exhibit 2 to the Reporting Persons' initial Schedule 13D).

3 Securities Purchase Agreement, dated February 10, 1995, among Santa Fe, LG&E Energy and Carousel (previously filed on February 21, 1995 as Exhibit 3 to the Reporting Persons' initial Schedule 13D).

4 Securities Purchase Agreement, dated February 10, 1995, among Prudential, LG&E Energy and Carousel (previously filed on February 21, 1995 as Exhibit 4 to the Reporting Persons' initial
          Schedule 13D).

                                 AMENDMENT NO. 1
                                       TO
CUSIP NO. 40501V101                    13D                               PAGE 11


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 1995
                                        LG&E ENERGY CORP.


                                        By: /s/ Charles A. Markel, III.
                                            ------------------------------------
                                        Name:   Charles A. Markel, III.
                                        Title:  Corporate Vice President-Finance
                                                  and Treasurer


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 1995
                                        LG&E GAS SYSTEMS INC.


                                        By: /s/ Charles A. Markel, III.
                                            ------------------------------------
                                        Name:   Charles A. Markel, III.
                                        Title:  Vice President and Treasurer

CUSIP No. 40501V101           AMENDMENT NO. 1                        Page 12
                                   TO
                                   13D
                              EXHIBIT INDEX


Exhibit
Number    Description
- ------    -----------

   1 Agreement, dated as of May 24, 1995, among Reporting Persons relating to filing of joint acquisition statement.

   2 Agreement and Plan of Merger, dated as of February 10, 1995, among LG&E Energy, Carousel and Issuer (previously filed on February 21, 1995 as Exhibit 2 to the Reporting Persons' initial
          Schedule 13D).

   3 Securities Purchase Agreement, dated February 10, 1995, among Santa Fe, LG&E Energy and Carousel (previously filed on February 21, 1995 as Exhibit 3 to the Reporting Persons' initial
          Schedule 13D).

   4 Securities Purchase Agreement, dated February 10, 1995, among Prudential, LG&E Energy and Carousel (previously filed on February 21, 1995 as Exhibit 4 to the Reporting Persons' initial
          Schedule 13D).